The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600

January 31, 2006

Office of International Corporate Financ
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Notice concerning Financial Results for the Third Quarter of Fiscal Year 2005

Notice concerning Explanatory Material- 3rd Quarter of Fiscal Year 2005 ended on December 31, 2005

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

01/31/06 10:03AM

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By ______________________

Name: Tsukasa Tanigawa
Title: Joint General Manager

COMPANY INFORMATION

The Sumitomo Trust & Banking Co., Ltd.
4-4, Marunouchi 1-chome, Chiyoda-ku, TOKYO 100-8233 JAPAN

January. 31, 2006

Financial Results for the Third Quarter of Fiscal Year 2005

The Sumitomo Trust and Banking Company, Limited ("the Bank", hereafter) announces its financial results for the third quarter of fiscal year 2005 ended December 31, 2005 and forecasts for full fiscal year 2005 ending March 31, 2006. The financial summary is stated as below.
Financial results for the third quarter of fiscal year are not audited.

Financial Results for the Third Quarter of Fiscal Year 2005 <under Japanese GAAP>

Third-Quarters Ended December 31	Millions of Yen, except for percentages			Millions of U.S.Dollars
	2005	2004	% change	2005
<Consolidated>				
Ordinary Income	553,998	352,348	57.2	4,692.5
Net Ordinary Income	123,474	98,917	24.8	1,045.9
Net Income	76,480	74,450	2.7	647.8
Total Assets	19,671,592	15,741,034	25.0	166,623.7
Total Stockholders' Equity	1,084,392	851,874	27.3	9,185.1
Per Share		Yen	change	U.S.Dollars
Net Income	45.85	46.47	(0.62)	0.39
Net Income (fully diluted)	45.82	44.67	1.15	0.39
Stockholders' Equity	648.79	511.30	137.49	5.50

Third-Quarters Ended December 31	Millions of Yen, except for percentages			Millions of U.S.Dollars
	2005	2004	% change	2005
<Non-consolidated>				
Ordinary Income	381,561	335,038	13.9	3,231.9
Net Ordinary Income	106,024	88,381	20.0	898.1
Net Income	68,121	63,390	7.5	577.0
Total Assets	19,366,134	15,859,834	22.1	164,036.4
Total Stockholders' Equity	1,066,677	844,963	26.2	9,035.0
Per Share		Yen	change	U.S.Dollars
Net Income	40.84	39.57	1.27	0.35
Net Income (fully diluted)	40.81	38.04	2.77	0.35
Stockholders' Equity	638.19	507.15	131.04	5.41
		%	change	
Equity to Total Assets Ratio	5.5	5.3	0.20	

January. 31, 2006

Income Forecasts for Fiscal Year 2005

	Millions of Yen Full Fiscal Year
<Consolidated>	
Ordinary Income	730,000
Net Ordinary Income	155,000
Net Income	95,000
	Yen
Net Income per Share	56.84

	Millions of Yen Full Fiscal Year
<Non-consolidated>	
Ordinary Income	500,000
Net Ordinary Income	135,000
Net Income	85,000
	Yen
Net Income per Share	50.86
Cash Dividends per Share	12.00

- There are no changes from income forecasts announced on November 21, 2005.
- Income forecasts are based on information, which is available at this moment, and assumptions of uncertain factors, which may effect on future operating results. Actual results may differ materially from those forecasts depending on various future events.

Notes :

Basis of Presenting Financial Information
- This financial information is summarized translations of the brief financial statements and explanatory material.
- U.S. dollar amounts are converted, for convenience only, at 118.06 yen per dollar (Interbank rate in Tokyo at December 30, 2005).
- All amounts less than one million yen are presented on a rounding down basis.

Criteria for Presentation of Quarterly Financial Statements
- Adoption of simplified accounting methods : None
- Changes in the accounting policies compared with the ones applied for the latest fiscal year : None
- Changes in the scope of consolidation and application of the equity method :
  - Consolidation : Newly included 6, Excluded 1
  - Equity Method : Newly included 0, Excluded 0

For further information, please contact Koichi Onaka / Financial Management Department at 03-3286-8354 by phone, 03-3286-4654 by facsimile, or e-mail : onaka@sumitomotrust.co.jp.

Consolidated Balance Sheets

(Millions of Yen)

	Dec-05	Dec-04	Change	Mar-05
Assets:				
Cash and Due from Banks	402,906	498,494	(95,588)	432,183
Call Loans and Bills Bought	108,281	206,731	(98,450)	85,255
Commercial Paper and Other Debt Purchased	357,387	152,483	204,903	219,782
Trading Assets	331,712	290,933	40,779	282,812
Money Held in Trust	14,484	2,000	12,484	2,000
Investment Securities	6,423,697	4,585,400	1,838,297	4,587,489
Loans and Bills Discounted	10,071,976	8,727,761	1,344,215	9,013,920
Foreign Exchanges	4,526	14,661	(10,135)	7,397
Other Assets	1,177,171	723,464	453,706	790,045
Premises and Equipment	111,119	106,409	4,710	106,826
Deferred Tax Assets	19,272	120,386	(101,113)	80,327
Goodwill	115,873	-	115,873	-
Customers' Liabilities for Acceptances and Guarantees	595,248	402,391	192,856	399,099
Reserve for Possible Loan Losses	(62,066)	(87,058)	24,991	(80,806)
Reserve for Losses on Investment Securities	-	(3,027)	3,027	(17,958)
Total Assets	19,671,592	15,741,034	3,930,558	15,908,374
Liabilities:				
Deposits	9,765,793	8,846,948	918,845	9,130,196
Negotiable Certificates of Deposit	1,975,703	1,613,860	361,843	1,487,025
Call Money and Bills Sold	728,851	233,700	495,151	301,937
Payables under Repurchase Agreements	1,319,568	970,988	348,580	936,658
Collateral for Lending Securities	658,748	178,151	480,596	53,507
Trading Liabilities	42,227	48,234	(6,007)	51,817
Borrowed Money	416,849	160,430	256,418	160,608
Foreign Exchanges	165	8,056	(7,890)	903
Short-term Corporate Bonds	248,200	-	248,200	-
Corporate Bonds	329,100	397,800	(68,700)	388,100
Borrowed Money from Trust Account	1,710,183	1,437,923	272,259	1,473,736
Other Liabilities	564,383	492,604	71,778	515,675
Reserve for Employee Bonuses	1,757	1,027	730	4,371
Reserve for Employee Retirement Benefits	10,383	2,621	7,761	2,551
Deferred Tax Liabilities	53,963	649	53,313	40
Deferred Tax Liabilities on Revaluation Reserve for Land	6,539	6,627	(87)	6,613
Negative Goodwill	-	691	(691)	553
Acceptances and Guarantees	595,248	402,391	192,856	399,099
Total Liabilities	18,427,667	14,802,709	3,624,958	14,913,397
Minority Interest	159,533	86,451	73,082	85,250
Stockholders' Equity:				
Capital Stock	287,053	287,053	-	287,053
Capital Surplus	240,472	240,472	-	240,472
Retained Earnings	326,113	257,502	68,610	279,966
Revaluation Reserve for Land, Net of Tax	(3,633)	(3,530)	(102)	(3,551)
Net Unrealized Gains on Available-for-Sale Securities, Net of Tax	239,687	79,997	159,690	116,628
Foreign Currency Translation Adjustment	(4,745)	(5,169)	423	(6,376)
Treasury Stock	(555)	(4,451)	3,896	(4,466)
Total Stockholders' Equity	1,084,392	851,874	232,517	909,726
Total Liabilities, Minority Interest and Stockholders' Equity	19,671,592	15,741,034	3,930,558	15,908,374

Consolidated Statements of Operations

(Millions of Yen)

	Dec-05	Dec-04	Change	Mar-05
Ordinary Income:				
Trust Fees	43,461	46,982	(3,520)	71,316
Interest Income:	192,066	175,516	16,549	238,698
Interest on Loans and Discounts	100,345	88,975	11,369	120,203
Interest and Dividends on Securities	79,614	68,785	10,829	97,186
Fees and Commissions	83,341	58,688	24,652	88,466
Trading Revenue	3,658	2,363	1,295	4,239
Other Operating Income	177,617	35,051	142,566	46,861
Other Ordinary Income	53,852	33,745	20,107	51,367
Total Ordinary Income	553,998	352,348	201,650	500,949
Ordinary Expenses:				
Interest Expenses:	85,770	67,208	18,562	89,684
Interest on Deposits	41,132	23,701	17,431	33,003
Fees and Commissions	17,614	14,412	3,202	20,996
Trading Expenses	338	-	338	72
Other Operating Expenses	138,242	39,737	98,505	51,008
General and Administrative Expenses	129,635	102,160	27,474	138,239
Other Ordinary Expenses	58,921	29,911	29,009	66,787
Total Ordinary Expenses	430,524	253,431	177,092	366,788
Net Ordinary Income	123,474	98,917	24,557	134,161
Extraordinary Income	6,572	24,706	(18,134)	28,563
Extraordinary Expenses	1,392	3,640	(2,247)	4,869
Income before Income Taxes	128,653	119,983	8,670	157,854
Provision for Income Taxes:				
Current	3,195	1,244	1,951	1,981
Deferred	45,799	41,630	4,168	56,216
Minority Interest in Net Income	3,179	2,658	520	2,791
Net Income	76,480	74,450	2,029	96,865

Consolidated Statements of Capital Surplus and Retained Earnings

(Millions of Yen)

	Dec-05	Dec-04	Change	Mar-05
(Capital Surplus)				
Balance at Beginning of the Period	240,472	240,437	35	240,437
Increase	-	35	(35)	35
Balance at End of the Period	240,472	240,472	-	240,472
(Retained Earnings)				
Balance at Beginning of the Period	279,966	192,150	87,816	192,150
Increase	76,562	75,089	1,473	97,524
Decrease	30,416	9,737	20,678	9,708
Balance at End of the Period	326,113	257,502	68,610	279,966

Non-Consolidated Balance Sheets

(Millions of Yen)

	Dec-05	Dec-04	Change	Mar-05
Assets:				
Cash and Due from Banks	389,588	491,315	(101,727)	429,308
Call Loans	68,054	175,654	(107,600)	45,557
Commercial Paper and Other Debt Purchased	356,987	151,883	205,103	219,282
Trading Assets	332,349	291,413	40,936	283,426
Money Held in Trust	14,484	2,000	12,484	2,000
Investment Securities	6,599,034	4,582,804	2,016,230	4,587,448
Loans and Bills Discounted	10,239,103	8,751,317	1,487,785	9,035,826
Foreign Exchanges	4,526	14,661	(10,135)	7,397
Other Assets	664,224	708,633	(44,409)	775,194
Premises and Equipment	94,422	95,606	(1,183)	96,126
Deferred Tax Assets	-	112,097	(112,097)	72,544
Customers' Liabilities for Acceptances and Guarantees	657,838	571,652	86,185	561,253
Reserve for Possible Loan Losses	(53,828)	(84,432)	30,604	(77,076)
Reserve for Losses on Investment Securities	(651)	(4,774)	4,122	(19,704)
Total Assets	19,366,134	15,859,834	3,506,300	16,018,584
Liabilities:				
Deposits	9,726,168	8,815,413	910,755	9,095,353
Negotiable Certificates of Deposit	1,987,703	1,620,710	366,993	1,495,995
Call Money	223,451	-	223,451	10,737
Payables under Repurchase Agreements	1,319,568	970,988	348,580	936,658
Collateral for Lending Securities	658,748	178,151	480,596	53,507
Bills Sold	505,400	233,700	271,700	291,200
Trading Liabilities	42,863	48,714	(5,850)	52,431
Borrowed Money	449,624	477,430	(27,806)	468,108
Foreign Exchanges	244	8,143	(7,899)	1,003
Short-term Corporate Bonds	248,200	-	248,200	-
Corporate Bonds	192,700	162,700	30,000	162,700
Borrowed Money from Trust Account	1,710,183	1,437,923	272,259	1,473,736
Other Liabilities	515,539	481,614	33,924	502,390
Reserve for Employee Bonuses	819	791	27	3,546
Reserve for Employee Retirement Benefits	190	307	(116)	335
Deferred Tax Liabilities	53,673	-	53,673	-
Deferred Tax Liabilities on Revaluation Reserve for Land	6,539	6,627	(87)	6,613
Acceptances and Guarantees	657,838	571,652	86,185	561,253
Total Liabilities	18,299,456	15,014,870	3,284,586	15,115,571
Stockholders' Equity:				
Capital Stock	287,053	287,053	-	287,053
Capital Surplus	240,472	240,472	-	240,472
Additional Paid-in Capital	240,472	240,472	-	240,472
Retained Earnings	306,955	247,838	59,116	269,167
Legal Retained Earnings	46,580	46,580	-	46,580
Voluntary Reserves	191,870	131,872	59,997	131,872
Unappropriated Profit at End of the Period	68,504	69,385	(881)	90,715
Net Income	68,121	63,390	4,731	84,700
Revaluation Reserve for Land, Net of Tax	(3,633)	(3,530)	(102)	(3,551)
Net Unrealized Gains on Available-for-Sale Securities, Net of Tax	236,385	77,581	158,803	114,337
Treasury Stock	(555)	(4,451)	3,896	(4,466)
Total Stockholders' Equity	1,066,677	844,963	221,713	903,013
Total Liabilities and Stockholders' Equity	19,366,134	15,859,834	3,506,300	16,018,584

Non-Consolidated Statements of Operations and Retained Earnings

(Millions of Yen)

	Dec-05	Dec-04	Change	Mar-05
Ordinary Income:				
Trust Fees	43,461	46,982	(3,520)	71,316
Interest Income:	187,907	174,782	13,125	238,477
Interest on Loans and Discounts	97,729	89,173	8,556	120,298
Interest and Dividends on Securities	78,869	67,896	10,973	97,012
Fees and Commissions	66,376	47,005	19,371	72,405
Trading Revenue	3,658	2,363	1,295	4,239
Other Operating Income	31,095	35,053	(3,957)	46,858
Other Ordinary Income	49,060	28,852	20,208	45,176
Total Ordinary Income	381,561	335,038	46,523	478,474
Ordinary Expenses:				
Interest Expenses:	87,019	68,740	18,279	91,547
Interest on Deposits	40,107	23,238	16,868	32,366
Fees and Commissions	27,223	24,249	2,973	34,236
Trading Expenses	338	-	338	72
Other Operating Expenses	12,851	39,725	(26,874)	50,972
General and Administrative Expenses	93,475	84,719	8,756	115,260
Other Ordinary Expenses	54,628	29,222	25,405	65,797
Total Ordinary Expenses	275,537	246,657	28,880	357,886
Net Ordinary Income	106,024	88,381	17,642	120,587
Extraordinary Income	5,393	19,464	(14,071)	24,213
Extraordinary Expenses	543	3,583	(3,039)	4,800
Income before Income Taxes	110,873	104,263	6,610	140,000
Provision for Income Taxes:				
Current	62	64	(1)	85
Deferred	42,689	40,808	1,881	55,214
Net Income	68,121	63,390	4,731	84,700
Retained Earnings Brought Forward from Previous Year	10,654	5,708	4,946	5,708
Transfer from Revaluation Reserve for Land, Net of Tax	82	294	(211)	314
Deferential Loss on Disposal of Treasury Stock	330	6	324	7
Interim Cash Dividends	10,022	-	10,022	-
Unappropriated Profit at End of the Period	68,504	69,385	(881)	90,715

Explanatory Material

3rd Quarter of Fiscal Year 2005
ended on December 31, 2005

The Sumitomo Trust and Banking Co., Ltd.

Table of Contents

1. Summary of the financial results for the 3rd Quarter of FY2005 ------- 1
2. Forecast for FY2005 ------- 3
3. BIS capital adequacy ratio forecast ------- 3
4. Assets classified under the Financial reconstruction law ------- 4
5. Ending balance of loans ------- 4
6. Ending balance of domestic deposits and principal guaranteed trust ------- 4
7. Securities ------- 5
8. Trust account ------- 6

Legal Disclaimer

Regarding forward-looking statements contained in this material

This presentation material contains information that constitutes forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those in the forward-looking statements as a result of various factors including but not limited to changes in managerial circumstances. By virtue of the aforementioned reasons, The Sumitomo Trust & Banking Co., Ltd. hereby cautions against sole reliance on such forward-looking statements in making investment decisions.

1. Summary of the financial results for the 3rd quarter of FY2005

(Consolidated)

		Millions of Yen			
		3Q			Full FY2004
		FY2005	FY2004	Change	
Gross profits	1	**258,179**	197,244	60,934	287,820
Net trust fees	2	**43,461**	46,982	-3,520	71,316
Principal guaranteed trust a/c credit costs	3	**1,034**	4,850	-3,815	6,103
Net interest income	4	**106,296**	108,308	-2,012	149,013
Net fees and commissions	5	**65,726**	44,275	21,450	67,469
Net gains on trading	6	**3,319**	2,363	956	4,166
Others	7	**39,375**	-4,685	44,060	-4,146
General & administrative expenses	8	**125,674**	101,360	24,314	137,251
Net transfer to general reserves	9	**-**	-	-	-
Banking a/c credit costs	10	**6,282**	3,559	2,723	11,675
Net gains on stocks	11	**7,691**	12,041	-4,350	13,965
Net income from affiliates by equity method	12	**1,832**	1,193	639	1,505
Others	13	**-12,270**	-6,641	-5,629	-20,202
Net operating income	14	**123,474**	**98,917**	**24,557**	**134,161**
Extraordinary income	15	**5,179**	21,066	-15,886	23,693
Reversal of reserves(*1)	16	**5,156**	16,971	-11,815	17,849
Income from change of shares related to subsidiaries	17	**-**	5,476	-5,476	5,617
Net income before income taxes	18	**128,653**	119,983	8,670	157,854
Income taxes	19	**3,195**	1,244	1,951	1,981
Deferred income taxes	20	**45,799**	41,630	4,168	56,216
Minority interest	21	**3,179**	2,658	520	2,791
Net income	22	**76,480**	**74,450**	**2,029**	**96,865**

(*1) Due to the reversal of reserves, the amount is included in the extraordinary income.

Total credit costs (3 + 9 +10 - 16)	23	**2,161**	-8,561	10,723	-70

Net business profit before credit costs	24	**138,859**	102,510	36,349	161,143

<Number of subsidiaries/ affiliates>

	Dec. 2005	Sep. 2005	Mar. 2005	Change	
				Change from Sep. 2005	Change from Mar. 2005
Consolidated subsidiaries	**24**	21	19	3	5
Affiliates (subject to the equity method)	**9**	9	9	-	-

(Non-consolidated)

		Millions of Yen			
		3Q			Full FY2004
		FY2005	FY2004	Change	
Gross profits	1	**205,086**	173,475	31,611	256,473
excluding Net gains on bonds (1-6-12)	2	**189,461**	155,449	34,011	246,705
Net trust fees	3	**43,461**	46,982	-3,520	71,316
Principal guaranteed trust a/c credit costs	4	**1,034**	4,850	-3,815	6,103
Trust fees from principal guaranteed trust a/c	5	**13,140**	*20,475*	-7,334	28,216
Net capital gains on sale of securities	6	**3**	-	3	-
Other trust fees	7	**31,356**	31,357	-1	49,203
Net interest income	8	**100,907**	106,045	-5,138	146,935
Net fees and commissions	9	**39,153**	22,756	16,397	38,169
Net gains on trading	10	**3,319**	2,363	956	4,166
Others	11	**18,244**	-4,672	22,917	-4,113
Net capital gains on bonds	12	**15,622**	18,025	-2,403	9,768
Net gains on financial derivatives	13	**-2,472**	-24,616	22,144	-17,480
General and administrative expenses	14	**89,553**	83,978	5,574	114,347
Net business profit before credit costs (1+4-14)	15	**116,568**	**94,347**	**22,221**	**148,229**
excluding Net capital gains on bonds (15-6-12)	16	**100,943**	76,321	24,621	138,461
Net transfer to general reserves	17	**-**	-	-	-
Net business profit	18	**115,533**	89,496	26,036	142,126
Net non-recurring profit	19	**-9,509**	-1,115	-8,393	-21,538
Net gains on stocks	20	**7,693**	11,676	-3,983	13,622
Banking a/c net credit costs	21	**5,825**	3,528	2,296	11,540
Others	22	**-11,377**	-9,263	-2,113	-23,620
Net operating income	23	**106,024**	**88,381**	**17,642**	**120,587**
Extraordinary income	24	**4,849**	15,881	-11,032	19,413
Reversal of reserves(*)	25	**3,979**	17,207	-13,227	19,117
Net income before income taxes	26	**110,873**	104,263	6,610	140,000
Income taxes	27	**62**	64	-1	85
Deferred income taxes	28	**42,689**	40,808	1,881	55,214
Net income	29	**68,121**	**63,390**	**4,731**	**84,700**

(*) Due to the reversal of reserves, the amount is included in the extraordinary income.

Total credit costs (4 + 17 + 21 - 25)	30	**2,879**	-8,828	11,708	-1,474

2. Forecast for FY2005

There is no change in the forecast of business performance and dividend for the full FY2005, which we announced on November 21, 2005.

<For reference>

(Consolidated)

	Billions of Yen				
	FY2005			FY2004	Change
	Full FY2005 (Forecast) (A)	1HFY2005 (Actual)	3QFY2005 (Actual)	(Actual) (B)	(A)-(B)
Net business profit before credit costs	**185.0**	101.1	138.8	161.1	23.8
Net operating income	**155.0**	87.9	123.4	134.1	20.8
Net income	**95.0**	53.7	76.4	96.8	-1.8

(Non-consolidated)

	Billions of Yen				
	FY2005			FY2004	Change
	Full FY2005 (Forecast) (A)	1HFY2005 (Actual)	3QFY2005 (Actual)	(Actual) (B)	(A)-(B)
Net business profits before credit costs	**160.0**	88.0	116.5	148.2	11.7
Credit costs(*1) (a)	**15.0**	7.3	6.8	17.6	-2.6
Other non-recurring items	**-10.0**	-3.7	-3.6	-9.9	-0.0
Net operating income	**135.0**	76.9	106.0	120.5	14.4
Extraordinary income	**10.0**	4.5	4.8	19.4	-9.4
Reversal of reserves (b)	**10.0**	3.8	3.9	19.1	-9.1
Net income	**85.0**	49.7	68.1	84.7	0.2
Total credit costs (a)-(b)	**5.0**	3.4	2.8	-1.4	6.4
Dividend per common stock (Yen)	**12.00**	6.00	-	12.00	-

(*1) Includes both Banking a/c and Principal guaranteed trust a/c.

Note: Forecast is subject to change.

3. BIS capital adequacy ratio forecast (Consolidated)

	Mar. 2006 (Forecast)	Dec. 2005	Sep. 2005
BIS capital ratio	10.5-11.0%	10.77%	11.16%
Tier I ratio	6.0-6.5%	6.18%	6.75%

Note:

1. Forecast is subject to change.
2. The value of stocks used for the forecast is calculated by using the average market price during the last month of the 3rd quarter.

4. Assets classified under the Financial reconstruction law (After partial direct write-offs)

Banking a/c and principal guaranteed trust a/c combined (Non-consolidated)

	Millions of Yen				
	Dec. 2005	Sep. 2005	Mar. 2005	Change from Sep. 2005	Change from Mar. 2005
Assets classified under the Financial reconstruction law (a)	**145,147**	141,309	184,203	3,837	-39,056
Loans in bankrupt and practically bankrupt	**42,770**	42,204	15,461	566	27,308
Doubtful loans	**15,186**	20,647	88,119	-5,461	-72,932
Substandard loans (b)	**87,190**	78,457	80,623	8,732	6,567
Ordinary assets	**11,367,328**	11,217,847	10,163,121	149,481	1,204,207
Loans to substandard debtors (excluding substandard loans) (c)	**3,066**	2,693	2,002	372	1,064
Loans to special mention debtors (excluding (b) and (c))	**295,012**	291,113	348,424	3,898	-53,412
Loans to ordinary debtors	**11,069,249**	10,924,039	9,812,694	145,210	1,256,554
Total loan balance (d)	**11,512,475**	11,359,156	10,347,325	153,319	1,165,150
Ratio to total loan balance (a) / (d)	**1.3%**	1.2%	1.8%	0.1%	-0.5%
Loans to substandard debtors (b)+(c)	**90,256**	81,151	82,625	9,105	7,631

Note: Result of self-assessment as of December 31, 2005 is reflected on the disclosed figures.

5. Ending balance of loans (Non-consolidated)

	Millions of Yen				
	Dec. 2005	Sep. 2005	Mar. 2005	Change from Sep. 2005	Change from Mar. 2005
Banking account	**10,239,103**	9,903,899	9,035,826	335,203	1,203,276
Trust account (Principal guaranteed)	**597,811**	638,888	735,925	-41,077	-138,113
Total	**10,836,914**	10,542,788	9,771,751	294,126	1,065,162

6. Ending balance of domestic deposits and principal guaranteed trust (Non-consolidated)

	Millions of Yen				
	Dec. 2005	Sep. 2005	Mar. 2005	Change from Sep. 2005	Change from Mar. 2005
Banking account	**8,356,186**	8,462,916	8,141,763	-106,730	214,422
Individuals	**6,433,060**	6,382,024	6,222,761	51,036	210,298
Corporations and other organizations	**1,923,125**	2,080,892	1,919,001	-157,766	4,123
Trust account (Principal guaranteed)	**2,179,916**	2,107,154	2,088,188	72,762	91,728
Individuals	**1,263,785**	1,327,917	1,477,625	-64,131	-213,839
Corporations and other organizations	**916,130**	779,237	610,562	136,893	305,568
Total	**10,536,102**	10,570,071	10,229,951	-33,968	306,151

Note: Excluding NCDs and offshore accounts.

7. Securities (Consolidated)

(1) Available-for-sale securities with market value

	Millions of Yen							
	Dec. 2005			Sep. 2005			Change of cost	Change of unrealized gains/losses
	Cost	Book value	Unrealized gains/losses	Cost	Book value	Unrealized gains/losses		
Japanese stocks	**445,124**	853,352	408,228	435,921	691,301	255,380	9,203	152,847
Japanese bonds	**1,667,289**	1,663,166	-4,123	1,224,289	1,217,574	-6,714	443,000	2,591
Government bonds	**1,059,580**	1,056,386	-3,193	703,769	697,742	-6,027	355,810	2,833
Municipal bonds	**75,600**	75,318	-282	70,516	70,261	-255	5,084	-27
Corporate bonds	**532,109**	531,461	-647	450,002	449,570	-432	82,106	-214
Foreign securities and others	**2,521,401**	2,515,301	-6,099	2,248,317	2,251,381	3,063	273,083	-9,162
Total	**4,633,815**	5,031,821	398,005	3,908,528	4,160,257	251,729	725,287	146,276

Note 1. Most part of securities categorized in "Foreign securities and others" are US Treasuries and German Bunds. The figures in the tables are translated in Japanese Yen. Although the value is shown in Japanese Yen, those bonds are funded by repo transactions. Thus there is not foreign exchange rate risk.

2. Values are calculated by using the average market prices during the last month of the 3rd quarter as for "Japanese stocks", and by using the market prices at the end of the 3rd quarter as for "Japanese bonds" and "Foreign securities and others".

(2) Held-to-maturity debt securities with market value

	Millions of Yen							
	Dec. 2005			Sep. 2005			Change of book value	Change of net
	Book value (Cost)	**Market value**	**Net**	Book value (Cost)	Market value	Net		
Japanese government bonds	**484,919**	486,203	1,283	427,068	428,554	1,485	57,851	-202
Municipal bonds	**50**	49	-0	-	-	-	50	-0
Corporate bonds	**344,043**	344,059	15	377,263	377,415	152	-33,219	-136
Foreign government bonds and others	**1,365**	1,435	70	2,145	2,239	94	-779	-24
Total	**830,378**	831,748	1,369	806,476	808,209	1,732	23,902	-363

Note: Most part of securities categorized in "Foreign securities and others" are US Treasuries and German Bunds. The figures in the tables are translated in Japanese Yen. Although the value is shown in Japanese Yen, those bonds are funded by repo transactions. Thus there is not foreign exchange rate risk.

Investments in affiliates

	Millions of Yen							
	Dec 2005			Sep. 2005			Change of cost	Change of net
	Cost	Market value	Net	Cost	Market value	Net		
Investments in affiliates	**1,672**	15,505	13,832	1,672	13,923	12,250	-	1,582

8. Trust accounts (Non-consolidated)

	Millions of Yen				
	Dec. 2005	Sep. 2005	Mar. 2005	Change from Sep. 2005	Change from Mar. 2005
<Assets>					
Loans and bills discounted	**818,246**	848,987	912,294	-30,740	-94,047
Investment securities	**7,359,114**	7,008,797	6,717,120	350,317	641,994
Money held in trust	**40,474,878**	39,351,082	36,376,779	1,123,795	4,098,099
Securities held in custody accounts	**199,735**	82,594	642	117,140	199,092
Money claims	**4,315,728**	4,304,292	4,126,756	11,435	188,971
Premises and equipment	**3,184,151**	3,144,698	2,708,770	39,452	475,380
Other claims	**1,178,932**	943,105	95,454	235,826	1,083,478
Call loans	**1,500**	2,200	500	-700	1,000
Loans to banking account	**1,710,183**	1,594,606	1,473,736	115,577	236,446
Cash and due from banks	**187,715**	204,073	233,455	-16,357	-45,740
Total assets	**59,430,185**	57,484,437	52,645,509	1,945,747	6,784,675
<Liabilities>					
Money trust	**18,037,037**	17,626,097	17,256,145	410,940	780,892
Pension trust	**5,521,636**	5,606,084	4,980,875	-84,448	540,760
Property formation benefit trusts	**9,420**	9,904	10,806	-484	-1,385
Loan trusts	**918,265**	964,302	1,043,955	-46,036	-125,689
Securities investment trusts	**11,448,729**	10,400,749	8,547,273	1,047,979	2,901,455
Money entrusted, other than money trusts	**2,177,869**	2,068,241	1,887,535	109,627	290,333
Securities trusts	**11,790,092**	11,329,621	9,803,555	460,471	1,986,536
Money claims trusts	**4,005,562**	4,028,748	3,861,212	-23,186	144,349
Equipment trusts	**1,729**	2,019	2,299	-289	-570
Land and fixtures trusts	**156,376**	159,487	157,690	-3,111	-1,313
Composite trusts	**5,363,465**	5,289,180	5,094,159	74,285	269,306
Other trusts	**0**	0	-	-	0
Total liabilities	**59,430,185**	57,484,437	52,645,509	1,945,747	6,784,675